

Kiley Partners, Inc [P] 561 630 3200
16 Bel Giorno Court [C] 561 758 3039
Henderson, NV 89011 [F] 561 658 7730
www.kileypartners.com

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 18, 2017

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Kiley Partners, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Michael Kiley

Title: CEO